Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES LAUNCH OF FIRST SOCIAL COMMERCE CLIENT

Discount This launches to select audience on September 14th, 2011

Toronto, Ontario – September 13, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions and Discount This Holdings Inc. (“Discount This”) are pleased to announce the launch of the Discount This social commerce destination.

September 14th marks the initial public release of the Discount This Group Purchase Platform. A select group of members will have the opportunity to use the product and gain access to the first wave of exclusive deals prior to the broader roll out. With a focus on the underserved, high net worth male demographic, it represents a fresh choice for both customers and vendors. The product is further differentiated by the incorporation of a number of novel methodologies and technologies. It is the only such offering to extend viral discount accelerants and Northcore’s proprietary Dutch Auction to the consumer. This ensures that clients are encouraged and incented to bring their social network “into the deal”, thereby creating additional benefits for all participants. Exciting Dutch Auction events where prices will fall as the deal time expires and support for a wide variety of mobile devices add to the appeal of the service.

“We are excited to bring our unique vision of group buying to the market," said Michael Smith, CEO Discount This. “We believe that the Discount This Social Commerce platform is a significant evolution of the existing models and I am optimistic that participants will share my enthusiasm.”

“The deployment of the Discount This social discounting platform comes at an important juncture for Northcore,” said Amit Monga, CEO of Northcore Technologies. “We are proud to bring our proven, enterprise level framework into the world of Social Commerce. Our partners at Discount This will benefit from the inclusion of the robust technology and proprietary IP that have become the hallmarks of our engagements.”

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Northcore Announces Launch…

About Northcore Technologies Inc.

Northcore Technologies provides an enterprise level asset management solution that helps organizations source, manage, appraise and sell their capital equipment. Additionally, Northcore has launched a Social Commerce Group to deliver holistic technology solutions that help businesses leverage social media to accelerate buying and selling. Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government. Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio. Additional information about Northcore can be obtained at www.northcore.com.

About Discount This Holdings Inc.
Discount This has developed a patently unique Group Buying Platform that comprises a gaming element with cascading price levels and value added options, incentives and loyalty programs. DiscountThis.com lets you prove there really is power in numbers and leverages social media for deeper discounting. The handpicked deals, from outdoor to upscale, will be sourced from both local and national brands to expose consumers to the people, places and flavors that define a specific locale.

Our mission is to satisfy the needs and wants of discount demanding consumers looking for quality, value and relevance. We research and search for the right deals in specific areas for our targeted and segmented demographic. Exclusive discounts will change daily and compel people to keep coming back. We believe the deal is only half the equation, the other half being consumer acceptance and satisfaction.

Additional information about DiscountThis.com can be obtained at www.DiscountThis.com and msmith@DiscountThis.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-tobusiness sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the

Northcore Announces Launch…

Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com